UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Symetra Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87151Q106
(CUSIP Number)

Muneo Sasagawa
Sumitomo Life Insurance Company
7-18-24 Tsukiji
Chuo-ku, Tokyo 104-8430, Japan
Telephone:  81-3-5550-1100

with a copy to:

Gary I. Horowitz, Esq. Sebastian Tiller, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87151Q106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sumitomo Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2015 by and on behalf of Sumitomo Life Insurance Company, a mutual company (sougo kaisha) organized under the laws of Japan (“Sumitomo” or the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Symetra Financial Corporation, a Delaware corporation (“Symetra” or the “Issuer”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

The Original Schedule 13D was filed by Sumitomo to report beneficial ownership of approximately 35.0% of outstanding Common Stock solely because Sumitomo may have been deemed to have beneficial ownership of such shares as a result of its entry into separate voting agreements (the “Voting Agreements”) on August 11, 2015 with each of White Mountains Insurance Group, Ltd., an exempted company with limited liability incorporated under the laws of Bermuda, and Berkshire Hathaway Inc., a Delaware corporation.

This Amendment No. 1 is being filed by the Reporting Person as a result of the effectiveness of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of August 11, 2015, by and among the Reporting Person, SLIC Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the Reporting Person (“Merger Sub”) and the Issuer, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of the Reporting Person. As a result of the effectiveness of the Merger, the Voting Agreements terminated in accordance with their terms.

Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), neither the filing of this Amendment No. 1, the Original Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that it is or was the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following paragraph:

The Merger was consummated on February 1, 2016. In connection therewith, the Voting Agreements terminated in accordance with their terms.

Item 5.	Interest in Securities of the Issuer

(a) and (b).

As a result of the termination of the Voting Agreements, the Reporting Person will no longer be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own any shares of Common Stock.

Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons named in Annex A attached to the Original Schedule 13D, owns any shares of Common Stock.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that the Reporting Person was the beneficial owner of the shares of Common Stock referred to in the Original Schedule 13D for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)
Except as described in this Amendment No. 1, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons named in Annex A attached to the Original Schedule 13D has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)	Not applicable.

(e)	Item 4 and Item 5(a) and (b) are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: February 1, 2016

SUMITOMO LIFE INSURANCE COMPANY

	By:	/s/ Muneo Sasagawa
Name: Muneo Sasagawa
Title: General Manager
International Business Department